Exhibit (a)(17)

EFiled: Jul 18 2005 4:34PM EDT Filing ID 6226850

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

_____________________________________________
WEIDA LI,	Civil Action No.

Plaintiff,

- against -

NET2PHONE, INC., IDT CORPORATION,
LIORE ALROY, JAMES A. COURTER,
HOWARD S. JONAS, JAMES R. MELLOR,
STEPHEN M. GREENBERG, HARRY C.
McPHERSON, JR., MARC J. OPPENHEIMER,
JESSE P KING, and MICHAEL J. WEISS,

Defendants.
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COMPLAINT

Plaintiff alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations arc based upon personal knowledge:

1. Plaintiff brings this action on behalf of himself and all other public shareholders of Net2Phone, Inc. (“Net2Phone” or the “Company”) who are threatened with the deprivation of the value of their shares of Net2Phone common stock.

2. This action seeks, inter alia, to enjoin IDT Corporation (“IDT”) from acquiring all the shares of Net2Phone common stock that it currently does not own for inadequate consideration. IDT already owns approximately 41% of Net2Phone’s outstanding equity securities and has approximately 57% of the total voting power of Net2Phone’s outstanding equity securities. Plaintiff also seeks damages in the event the transaction is consummated.

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THE PARTIES

3. Plaintiff has been the owner of shares of the common stock of Net2Phone since prior to the wrongs herein complained of and continuously to date.

4. Net2Phone is a Delaware corporation with its principal executive offices located at 520 Broad Street, Newark, New Jersey 07102.

5. Defendant IDT is a Delaware corporation that provides telecommunications services to retail and wholesale customers worldwide. IDT is the largest holder of Net2Phone’s outstanding equity securities, and is the controlling shareholder of Net2Phone. Specifically, IDT currently, directly and indirectly, owns 2,773,798 shares of Net2Phone common stock and 28,896,750 shares of Net2Phone Class A common stock representing approximately 41% of Net2Phone’s outstanding equity securities and approximately 57% of the total voting power of Net2Phone’s outstanding equity securities. There are 28,911,750 shares of Net2Phone Class A common stock and 47,317,770 shares of Net2Phone common stock representing 55.0% and 45.0%, respectively, of Net2Phone’s voting power outstanding. Holders of Net2Phone’s Class A common stock are entitled to two votes per share and holders of Net2Phone’s common stock are entitled to one vote per share on each matter to be voted upon. Defendant IDT’s principal executive offices are also located at 520 Broad Street, Newark, New Jersey 07102.

6. Defendant Liore Alroy (“Alroy”) is and has been a director of Net2Phone since October 2004, and Net2Phone’s Chief Executive Officer since October 2004. From January 2004 to October 2004, Alroy served as a Senior Vice President of IDT, where he was responsible for mergers and acquisitions, strategic initiatives and related financing activities for IDT, and was also a strategic advisor for Net2Phone’ s cable telephony business. From July 2001 to December 2002, he served as a consultant to IDT, performing similar functions as he did from January 2003 to October 2004 for IDT.

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7. Defendant James A. Courter (“Courter”) is and has been a director of Net2Phone since May 1999. He has been the Chief Executive Officer and Vice Chairman of the Board of Directors of IDT since August 2001.

8. Defendant Howard S. Jonas (“Jonas”) is and has been the Vice Chairman of the Board of Directors of Net2Phone since October 2004. From October 2001 until October 2004, Jonas served as the Chairman of the Board of Directors of Net2Phone. Jonas founded IDT in August 1990 and has served as the Chairman of IDT’s Board of Directors since that time. Jonas served as Chief Executive Officer of IDT Corporation from December 1991 until July 2001, as President of IDT from December 1991 through September 1996, and as Treasurer from inception through 2002. Since December 1999, he has also served as the Chairman of the Board of Directors of IDT Telecom, Inc. Since November 2003, Jonas has served as a Co-Chairman of the Board of Directors of IDT Entertainment, Inc.

9. Defendant James R. Mellor (“Mellor”) is and has been a director of Net2Phone since June 1999. He served as a director of IDT between August 1997 and June 1999.

10. Defendant Marc J. Oppenheimer (“Oppenheimer”) is and has been a director of Net2Phone since October 2003. From December 2002 to October 2003, Mr. Oppenheimer served as a director of IDT.

11. Defendant Stephen M. Greenberg (“Greenberg”) is the Chairman of Net2Phone’s Board of Directors. Greenberg served as Net2Phone’s Chief Executive Officer and Vice Chairman of the Board of Directors from 2000 to October 2004. While serving as an officer and/or director of Net2Phone, he received approximately $600,000 from IDT in fiscal year 2004 for services solely performed for IDT.

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12. Defendant Harry C. McPherson, Jr. (“McPherson”) is and has been a director of Net2Phone since October 1999.

13. Defendant Jesse P. King (“King”) is and has been a director of Net2Phone since October 2001. Previously, King served as Net2Phone’s director from July 1999 to December 2000.

14. Defendant Michael J. Weiss (“Weiss”) is and has been a director of Net2Phone since November 2001.

15. Defendants Alroy, Courter, Jonas, Mellor, Greenberg, McPherson, Oppenheimer, King and Weiss are sometimes referred to herein, collectively, as the “Individual Defendants.”

16. The Individual Defendants, as officers and/or directors of Net2Phone, stand in a fiduciary position relative to the Company’s public shareholders and owe the public shareholders of the Company the highest duties of good faith, due care and loyalty.

17. IDT, as controlling shareholder of the Company, owes a fiduciary duty to the Company’s public shareholders not to use its controlling position to wrongfully benefit itself at the public shareholders’ expense.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

19. This action is properly maintainable as a class action.

20. The Class is so numerous that joinder of all members is impracticable. There are approximately 44.5 million shares of the Company’s common stock in the public float owned by hundreds, if not thousands, of holders. The holders of these shares arc geographically dispersed throughout the United States.

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21. There are questions of law and fact which are common to the Class including, inter alia, the following;

a.	whether the proposed transaction is unfair to the Class;

b.	whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

c.	whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

d.	whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by defendants.

22. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

23. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

24. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

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SUBSTANTIVE ALLEGATIONS

Background

25. Net2Phone provides voice-enhanced Internet communication services to individuals and businesses worldwide. Net2Phone is a leading provider of services enabling users to make high-quality, low-cost telephone calls over the Internet. This service is commonly referred to as Internet telephony (“Voice over IP” or “VoIP”) communications service. Net2Phone’s telephony services enable its customers to call individuals and businesses worldwide using their personal computers or traditional telephones. Net2Phone also leverages its Internet telephony expertise to integrate real-time voice communication capabilities into the Web. Among other things, Net2Phone offers Web-based Internet telephony services, which enable customers to make calls and send faxes over the Internet using their personal computers, and basic Internet telephony services, which enable customers to make calls using traditional telephones and fax machines. Net2Phone delivers telephony solutions to businesses and consumers in over 200 countries, capitalizing on the growth, quality, flexibility and cost advantages of Voice over IP technologies.

26. Net2Phone’s corporate structure is primarily organized around two wholly owned operating subsidiaries; Net2Phone Global Services, and Net2Phone Cable Telephony. Through these two subsidiaries, Net2Phone has enjoyed recent business successes due to the growing demand for Internet telephony services.

27. Net2Phone was formed as a Delaware subsidiary of IDT in October 1997. From its inception in January 1996 until October 1997, Net2Phone’s business was conducted as a division of IDT. In May 1999, Net2Phone entered into a number of agreements with IDT relating to Net2Phone’s business. Specifically, pursuant to the agreements, IDT continued to provide Net2Phone with administrative services, including accounting and payroll services, and continued to cover Net2Phone’s employees under IDT’s group health insurance policies. Net2Phone’s Internet and telecommunications network were comprised of the right to use or access circuits leased by IDT.

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28. In 1999, Net2Phone registered 6,210,000 shares of its common stock on a Form S-1 registration statement, which became effective on July 29, 1999. On August 3, 1999, Net2Phone conducted an initial public offering of the 6,210,000 shares at the IPO price of $15.00 per share, and received proceeds of approximately $85.3 million from the sale.

29. Substantially all of Net2Phone’s revenue has been, and is currently, derived from Net2Phone Global Services. Through Net2Phone Global Services, the Company offers a variety of VoIP-based communications products and services to consumers, enterprises and telecommunications providers around the world. During the past thirty months, the Company has focused Net2Phone Global Services on higher margin opportunities in deregulating telecommunications markets. Additionally, the Company eliminated low margin services, such as disposable calling cards in the U.S., and significantly reduced its workforce. Although these measures have resulted in consistent quarterly declines in revenue until recently, the Company’s gross margin has exceeded 40 percent for the past thirteen quarters and its expenses have significantly declined. While the Company has never generated income from operations (other than as a result of a litigation settlement in 2003) and Net2Phone Global Services reported significant segment losses prior to fiscal 2003, Net2Phone Global Services has achieved increasing segment income over the past two fiscal years.

30. Further, Net2Phone is actively marketing cable telephony services to a wide array of cable operators in the U.S., Europe and Latin America who are more likely to buy its services than to build their own cable telephony service.

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31. On October 22, 2003, following a successful trial period, Net2Phone Cable Telephony signed its first customer contract with Liberty Cablevision of Puerto Rico, Inc.

32. On October 13, 2004, defendant Greenberg, then Net2Phone’s CEO, was quoted in a press release issued announcing Net2Phone’s fourth quarter fiscal 2004 financial results as stating that:

This has been a very strong quarter, and a great year overall for Net2Phone. We continue to earn outstanding margins with improved segment income on the NGS [global services] side of the business, accompanied by admirable progress on the NCT [cable telephone] side. Given our first-rate technology and nine years of industry experience, we believe Net2Phone is positioned to be the VoIP enabler of choice for service providers around the world.

33. On March 9, 2005, Net2Phone issued a further press release reporting preliminary operating results for the second quarter ended January 31, 2005. The press release emphasized Net2Phone’s “7th consecutive quarter of NGS segment profitability” and “15th consecutive quarter of gross margins above 40%.” Defendant Alroy, Net2Phone’s then CEO, was quoted in the press release as stating:

As we continue to close deals with key customers and focus on key financial metrics, I am pleased with the success of both NGS and NCT this quarter. Our long-term agreements with cable operators, tacos and other service providers represent a potential subscriber base of several million, and we continue our aggressive sales efforts at the same time we deploy with existing partners. There are many operators in both NGS and NCT’s target markets that can profit from offering a high quality VoIP service to their customers and Net2Phone is well positioned to help them with our broad suite of residential and enterprise solutions.

34. On June 6, 2005, Net2Phone issued a press release reporting third quarter fiscal 2005 operating results. Defendant Alroy was quoted in the press release as stating:

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With our cable partners marketing to more than 1 million homes – up threefold from just three months ago – we now are starting to see traction across all our partners both in the Americans and Europe. Early feedback indicates that customers want to buy phone service from their broadband providers. As a premier provider of outsourced telephony to broadband operators, we believe Net2Phone is well positioned to garner market share and bring on many residential and enterprise subscribers to our system.

35. As disclosed in Net2Phone’s most recent proxy statement, the Company and the Individual Defendants maintain a number of business relationships with IDT and IDT’s affiliates, and the Company depends on its relationship with IDT for several material aspects of its business. Among other things, Net2Phone’s proxy statement stated:

Our companies’ headquarters are located in the same building in Newark, New Jersey. The vice chairman of our board, Howard Jonas, is also the chairman of IDT’s Board of Directors. Stephen Greenberg, the Chairman of our Board, has received and may continue to receive compensation from IDT for services solely performed for IDT as permitted by his employment agreement with us. Mr. Greenberg received compensation of approximately $600,000 from IDT for these services in fiscal 2004. One of our directors, James Courter, serves as a director and the chief executive officer of IDT. In addition, our new chief executive officer, Liore Alroy, whose appointment was promoted by IDT, will also serve on our board and was previously a senior vice president of IDT.

• In fiscal 2004, IDT was our largest carrier customer, representing approximately 33.8 percent of our carrier revenue for fiscal 2004, and together with its affiliates, approximately 7.2 percent of our total revenue.

• In fiscal 2004, we purchased wholesale carrier services from IDT for $4.5 million, and IDT and its affiliates paid us $4.9 million for carrier services.

• Our corporate headquarters and several other facilities are leased from IDT. We paid IDT $1.9 million in lease payments in fiscal 2004.

• IDT’s treasury function provides investment management services relating to our portfolio of marketable securities. During fiscal 2004, IDT’s treasury group processed $38.5 million in securities purchases and sales for us.

• On occasion, to save money, we have aggregated with IDT purchases of long distance minutes and other services.

• We outsource some of our administrative and support functions to IDT. These administrative functions include, but are not limited to, tax consulting services, payroll services, and internal audit support services. In most cases, fees for services are negotiated on a cost recovery basis. In March 2004, we entered into an Intellectual Property Legal Services Agreement with IDT, pursuant to which we will receive legal services from IDT related to a wide variety of intellectual property matters, including, but not limited to, patent and trademark prosecution and technology protection and development. Based upon this agreement, we will pay IDT a percentage of licensing fees we may receive related to specific technologies as a result of IDT’s assistance in these matters, in addition to a $25,000 monthly fee for these services. The agreement has a two-year term, which can be terminated with 30 days notice upon a material breach, or with 90 days notice at the discretion of either party. In addition, we have entered into a Tax Services Agreement pursuant to which we pay IDT $10,000 a month for tax services, and an Internal Audit Agreement pursuant to which we pay IDT on a cost recovery basis. During fiscal 2004, we incurred fees totaling $0.5 million for all such administrative and support services.

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36. As further disclosed in the proxy, Net2Phone loaned $3.6 million to defendant Greenberg, which is secured by options to purchase 300,000 shares of Net2Phone common stock granted to defendant Greenberg in April 2002. According to the proxy, Greenberg may be requested to exercise sufficient options and sell sufficient stock to pay the unpaid balance of the loan. Additionally, Greenberg received a $600,000 loan from Net2Phone in July 2000.

37. The proxy also disclosed that defendant McPherson is a partner at Piper Rudnick LLP, which performs legal services for IDT.

38. According to the proxy, Defendant Jonas’ son, Samuel Jonas, operates a cafeteria in the headquarters of Net2Phone and IDT, and Net2Phone made payments for food related expenses during fiscal 2004 of approximately $18,000 to a Samuel Jonas. However, as reported in a November 30, 2003 New York Post article, Samuel Jonas received $1 million in 2003 from IDT for food related services. Moreover, as disclosed in the proxy, defendant Jonas’ sister, Joyce J. Mason, is the Senior Vice President, General Counsel, Secretary and a director of IDT.

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39. Net2Phone also depends on IDT for telecommunications services. As the proxy stated:

On October 29, 2003, we entered into a binding memorandum of understanding with IDT for the provision of telecommunication services to Net2Phone Cable Telephony. The memorandum of understanding memorializes IDT’s agreement to provide Net2Phone Cable Telephony, directly or through its subsidiaries, with local and inter-exchange network access, termination, origination and other related services, including sales and marketing assistance and an agreement by IDT not to compete in the cable and broadband telephony market. IDT is a competitive local exchange carrier and an inter-exchange carrier and its network includes switching facilities in several U.S. cities and additional points of presence in various countries, allowing us to co-locate our equipment and connect to IDT’s network at those points. We have agreed to issue to IDT 6.9 million shares of our Class A common stock at the time we enter into definitive agreements. When issued, the stock will be held in escrow and released to IDT in equal installments over five years. The stock held in escrow will secure IDT’s performance of its obligations under the agreement.

The memorandum of understanding requires us and IDT to use good faith efforts to enter into definitive agreements relating to these services. We are continuing to negotiate definitive agreements. The definitive agreements will have an indefinite term, however, either party may terminate the agreement upon 180 days notice, beginning 180 days prior to the fifth anniversary of the agreement. The memorandum of understanding was approved by an independent committee of our board of directors.

40. Given the interrelatedness in the operations of IDT and Net2Phone and IDT’s domination and control of Net2Phone, it is difficult to assess the true operating performance of Net2Phone.

The Tender Offer

41. After the close of the U.S. securities markets on June 28, 2005, IDT issued a press release, announcing that it had delivered to the Board of Directors of Net2Phone notice of its intention to commence a tender offer for all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates,

42. According to the June 28, 2005 press release, IDT will “commence a tender offer for all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates, at a price of $1.70 per share, net to the sellers in cash, without interest” (the “Tender Offer”). IDT stated that it “anticipates that the offer will be commenced after the Special Committee of the Net2Phone Board of Directors and its advisors have had an opportunity to review and consider the offer.”

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43. IDT further stated that “[a]s promptly as practicable following the consummation of the offer, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer,”

44. The purpose of the tender offer and back-end merger is to enable IDT to acquire one hundred (100%) percent ownership of Net2Phone and its valuable assets for its own benefit at the expense of Net2Phone’s public stockholders who, for inadequate consideration, will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability – in light of the growing popularity of and demand for Voice over IP technologies.

45. The price of $1.70 per share is unfair and inadequate because:

a.	IDT dominates and controls the financial, business and corporate affairs of Net2Phone, and because the Individual Defendants hold executive and director positions within Net2Phone, defendants are in possession of private corporate information concerning Net2Phone’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Net2Phone which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value;

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b.	Because IDT dominates the voting power of Net2Phone’s outstanding equity securities, it is unlikely that any party will make a competing bid to acquire the Company;

c.	The notice letter delivered by IDT to the Board of Directors of Net2Phone, as described in the June 28, 2005 press release, only stated a willingness by IDT to allow the Special Committee of Net2Phone’s Board of Directors to review the offer and is not an invitation to negotiate. Also, IDT has not committed to any specific amount of time that it will give the Special Committee to review the offer;

d.	Over the last 52 weeks, Net2Phone common stock has traded as high as $4.58 per share, which is 169.4% higher than the offer price of $1.70. Further, Net2Phone common stock recently traded as high as $2.57 per share in March 2005, which is 51.2% higher than the offer price;

e.	IDT, through its domination and control of Net2Phone, is seeking to acquire the minority interest in Net2Phone at a time that it is trading at a historically low ratio to the market price of IDT common stock;

f.	Net2Phone has been trading dose to the level of its book value and cash per share, and the offer price of $1.70 per share does not adequately take into account the significant value of Net2Phone’s technologies and/or patents; and

g.	The offer price of $1.70 per share does not adequately reflect the expected growth in the Company’s profitability, in light of the growing popularity of and demand for Voice over IP technologies.

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46. Furthermore, the Company’s Board of Directors lacks independence. The Board of Directors is beholden to IDT because of its control over Net2Phone. IDT holds approximately 57% of the total voting power of Net2Phone’s outstanding equity securities, and its controlling interest has allowed it to hand-pick the directors and officers of the Company. Additionally, defendants Alroy, Courter, Jonas, Mellor, Greenberg and Oppenheimer are/were also directors, officers and/or affiliates of IDT, as described above. Indeed, Net2Phone formed an “independent committee” to approve the October 29, 2003 telecommunications services memorandum of understanding with IDT. The “independent committee” was formed in 2004 to review, evaluate and approve or disapprove agreements and other material issues between IDT and Net2Phone. These acts manifest Net2Phone’s recognition that its management was unable to negotiate the terms of the memorandum of understanding or other dealings with IDT free of IDT’s influence.

47. Defendant Jonas has a history of “buying” companies at below market prices. According to an issue of The Daily Deal dated June 16, 2003, as Chairman of IDT, Jonas commented on IDT’s $42 million acquisition of bankrupt Winstar Communications Inc. in December 2001 by stating that “It might not top the Dutch settlers buying the island of Manhattan for $24, but it comes pretty close.”

48. Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit IDT at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.

49. On July 6, 2005, in a letter to IDT’s President, Ira Greenstein, the independent committee requested that IDT “advise the Independent Committee whether IDT would be willing to sell its shares in Net2Phone to a third party, if that third party were willing to acquire all of Net2Phone.”

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50. On July 8, 2005, IDT responded that it is not interested in selling its shares in Net2Phone to a third party, further demonstrating its unwillingness to act in accordance with its fiduciary duties to the Company’s public shareholders, rather than in its own self-interest, at the expense of the Class.

51. As a result of the actions of defendants, plaintiff and the other members of the Class will be damaged in that they have not and will not receive their fair proportion of the value of Net2Phone’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Net2Phone’s common stock.

52. Plaintiff and the Class will suffer irreparable damage unless IDT is enjoined from pursuing the freeze-out of Net2Phone’s public shareholders.

53. Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

(1) declaring this to be a proper class action and certifying plaintiff as the class representative and plaintiff’s counsel as class counsel;

(2) enjoining, preliminarily and permanently, the freeze-out complained of herein;

(3) to the extent, if any, that the freeze-out is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class rescissory damages;

(4) directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;

(5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and expert(s); and

(6) granting such other further relief as the Court may deem just and proper.

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ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL: WOLF POPPER LLP 845 Third Avenue New York, NY 10022 (212) 759-4600